James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 11 December 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 8 December 2023. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. EXHIBIT 99.6

Sydney Level 2, 5 Martin Place, Sydney NSW 2000 Australia, GPO Box 3698 Sydney NSW 2001, Telephone 02 9994 7000 Melbourne Level 19, 31 Queen Street PO Box 297, Flinders Lane, Melbourne VIC 3000 Telephone 02 9994 7000 Brisbane Level 6, 215 Adelaide Street GPO Box 3234, Brisbane QLD 4000 Telephone 07 3136 5400 Perth Level 26, 140 St Georges Terrace, Perth WA 6000 Telephone 08 6466 9613 Adelaide Level 7, Suite 714, 147 Pirie Street, Adelaide SA 5000 Telephone 08 8427 9511 Challenger Limited ABN 85 106 842 371 | Challenger Group Services Pty Limited ABN 91 085 657 307 Challenger Life Company Limited ABN 44 072 486 938 AFSL 234670 | Challenger Investment Partners Limited ABN 29 092 382 842 AFSL 234 678 Challenger Retirement and Investment Services Limited ABN 80 115 534 453 AFSL295642 RSE Licence No. L0001304 Challenger Mortgage Management Pty Ltd ABN 72 087 271 109 | Challenger Securitisation Management Pty Ltd ABN 56 100 346 898 AFSL 244593 Challenger Investment Solutions Management Pty Ltd ABN 63 130 035 353 AFSL 487354 challenger.com.au 8 December 2023 Aoife Rockett Group Company Secretary James Hardie Industries plc Europa House, 2nd Floor Harcourt Centre Harcourt Street Dublin 2, Ireland By email: Aoife.Rockett@jameshardie.com, investor.relations@jameshardie.com.au Dear Sir/Madam Notification of ceasing to hold a disclosable interest under the Companies Act 2014 This notification is submitted pursuant to sections 1048 to 1053 of the Companies Act 2014 (Companies Act). On behalf of its subsidiaries, Greencape Capital Pty Limited, Alphinity Investment Management Pty Ltd and WaveStone Capital Pty Limited (Challenger Companies), Challenger Limited notifies you that the Challenger Companies no longer hold a notifiable percentage in relevant share capital in James Hardie Industries PLC (JHX). The entities ceased to hold a notifiable percentage as set out below. Date Aggregated % interest in JHX prior to change Number and class of shares in which the holder was interested immediately after the time the requirement to notify arose Aggregated % interest in JHX after change 5 December 2023 4.9284% 12,510,951 2.8579% If you have any questions in relation to the above, please contact me at +61 2 9994 7094. Kind regards Linda Matthews Company Secretary Challenger Limited